SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        This report contains the financial statements of the Registrant for the period ended December 31, 2005.

        The consent of Deloitte Brightman Almagor for the incorporation by reference of their report dated May 21, 2006 into effective registration statements filed and to be filed by the Registrant under the Securities Act of 1933, is attached as an exhibit to this report on Form 6-K

        This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

INDEX

Item 1	Financial Statements of the Registrant for the period ended December 31, 2005.

EXHIBIT

Exhibit 1	Consent of Deloitte Brightman Almagor.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. By: /s/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: May 31, 2006

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)

2005 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2005 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Vision Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 2004 and 2003 were audited by other auditors whose report, dated July 14,2005 and March 21, 2004 respectively expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
May 21, 2006

Kesselman & Kesselman Certified Public Accountants 1 Nathanson Street Telephone +972-4-8605000 Facsimile +972-4-8605001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
ELBIT VISION SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 2.7% of total consolidated assets as of December 31, 2004, and whose revenues included in consolidation constitute approximately 6% of total consolidated revenues for the year ended December 31, 2004. The financial statements of the above subsidiary were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and the results of operations, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Haifa, Israel	Kesselman & Kesselman
July 14, 2005	Certified Public Accountants (Isr.)

F - 2a

■	ERNST & YOUNG HAN YOUNG Yeoido Post Office Box 428 25-15, Yeoido-dong Youngdeungpo-gu, Seoul 150-010 Korea	■	Phone: 3787-6600, 3787-6800 Fax : 783-5890, 785-6991 786-6956, 786-6957 761-5084, 783-4866

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Yuravision Co., Ltd.

We have audited the balance sheet of Yuravision Co., Ltd. (the “Company”) as of December 31, 2004, and the related statements of operations, changes in stockholders’ deficiency and cash flows for the seven-month period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and the results of its operations and its cash flows for the seven-month period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14 to the financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 14. The 2004 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Seoul, Korea
July 8, 2005

F - 2b

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2005	2004

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		886	1,222
Restricted deposit (short term)	14	1,810	768
Accounts receivable:	15a
Trade (net of allowance for doubtful account 2005- $793 ,2004 - $ 1,423)		3,600	2,287
Other		1,148	980
Inventories	4	4,559	4,682

T o t a l current assets		12,003	9,939

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	8	1,633	1,389
Other long-term receivables	5	180	187

		1,813	1,576

PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization	6	918	1,057

OTHER ASSETS AND DEFERRED CHARGES - net of accumulated amortization:	7
Goodwill		3,847	2,507
Other intangible assets		3,483	4,031
Deferred charges		-	343

		7,330	6,881

T o t a l assets		22,064	19,453

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2005	2004

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Credit from banks	15c	2,191	1,394
Current maturities of loan from shareholder	9a	160	160
Credit from Cornell Capital Partners L.P.	11(a5)	1,449	3,328
Accounts payable and accruals:
Trade		2,479	2,450
Deferred income	2d,15d	2,514	789
Other	15b	5,114	6,637

T o t a l current liabilities		13,907	14,758

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)		1,626	199
Loans from Related Parties (net of current maturities)	9	236	209
Accrued severance pay	8	2,196	2,141

T o t a l long-term liabilities		4,058	2,549

COMMITMENTS AND CONTINGENT LIABILITIES	10
T o t a l liabilities		17,965	17,307

SHAREHOLDERS' EQUITY:	11
Share capital - ordinary shares of NIS 1 par value ("Ordinary Shares");
Authorized - 60,000,000 Ordinary Shares as of December 31, 2005
60,000,000 ordinary shares as of December 31, 2005
Issued and outstanding:
December 31, 2005 - 26,762,217 Ordinary shares;
December 31, 2004 - 25,681,743 Ordinary shares		4,529	3,863
Receipts on account of shares to be allotted		-	70
Warrants		521	496
Additional paid-in capital		22,803	22,039
Foreign currency translation adjustment		89	132
Accumulated deficit		(23,843)	(24,454)

T o t a l shareholders' equity		4,099	2,146

T o t a l liabilities and shareholders' equity		22,064	19,453

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Note	2005	2004	2003

REVENUES:
Sale of products		16,640	8,751	4,043
Services rendered		4,151	2,209	2,285

		20,791	10,960	6,328

COST OF REVENUES:	15e
Cost of products sold		10,012	7,027	2,294
Cost of services rendered		2,211	1,515	1,454

		12,223	8,542	3,748

GROSS PROFIT		8,568	2,418	2,580
RESEARCH AND DEVELOPMENT COSTS - NET	15f	2,193	2,456	1,431
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		3,765	3,527	1,598
General and administrative		1,565	2,153	637

OPERATING INCOME (LOSS)		1,045	(5,718)	(1,086)
FINANCIAL INCOME (EXPENSES) - NET	15g	(471)	(297)	60

INCOME (LOSS) BEFORE OTHER INCOME (LOSS)		574	(6,015)	(1,026)
OTHER INCOME		41	116	47

INCOME (LOSS) BEFORE TAXES ON INCOME		615	(5,899)	(979)
TAXES ON INCOME	12d	4	6	3

INCOME (LOSS) FOR THE YEAR		611	(5,905)	(982)

EARNING (LOSS) PER SHARE - BASIC	2n	0.023	(0.320)	(0.100)

EARNING (LOSS) PER SHARE -DILUTED	2n	0.021	(0.320)	(0.100)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF EARNING (LOSS) PER SHARE - BASIC
(IN THOUSANDS)		26,500	18,724	10,175

DILUTED (IN THOUSANDS)		28,421	18,724	10,175

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Receipts on account of shares to be allotted	Warrants (see notes 3a,11a))	Additional paid-in capital	other comprehensive income	Accumulated deficit	Total shareholders' equity
	Number of shares	Amount
	In thousands		U.S. dollars in thousands

BALANCE - DECEMBER 31, 2002	10,167	1,208			17,785		(17,567)	1,426
CHANGES DURING 2003:
Net loss for the year							(982)	(982)
Issuance of share capital and warrants (note 11a)	2,769	633		*267	*865			1,765
Employee stock options exercised and paid	70	15			12			27
Receipts on account of shares to be allotted (note 11a)			140					140

BALANCE - DECEMBER 31, 2003	13,006	1,856	140	267	18,662		(18,549)	2,376

CHANGES DURING 2004:
Net loss for the year							(5,905)	(5,905)
Currency translation differences						132		132

Total comprehensive loss								(5,773)
Employee stock options exercised and paid	393	85						85
Receipts on account of shares to be allotted (note 11a)			*424					424
Issuance of share capital and warrants (notes 3a,3b,10a)	11,957	1,848	(494)	*300	*3,161			4,815
Warrant exercised and paid (note 11a)	326	74		(71)	216			219

BALANCE - DECEMBER 31, 2004	25,682	3,863	70	496	22,039	132	(24,454)	2,146
CHANGES DURING 2005:
Net income for the year							611	611
Currency translation differences						(43)		(43)

Total comprehensive income								568
Employee stock options exercised and paid	82	18			(1)			17
Receipts on account of shares to be allotted (note 11a)			105					105
Issuance of share capital and warrants (notes 3a,3b, 11a)	815	607	(175)	25	741			1,198
Warrant exercised and paid (note 11a)	183	41			24			65

BALANCE - DECEMBER 31, 2005	26,762	4,529	-	521	22,803	89	(23,843)	4,099

        * Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	611	(5,905)	(982)
Adjustments to reconcile net income (loss) to net
cash provided by or used in operating activities:
Depreciation and amortization	886	1,047	238
Loss from disposal of property	7	-	-
Trading marketable securities - net
Liability for employee rights upon retirement	55	(56)	228
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	(1,313)	(288)	(342)
Other	(168)	278	(207)
Increase (decrease) in accounts payable and accruals:
Trade	29	451	39
Deferred revenues	1,725	(79)	(955)
Other	(1,523)	1,887	139
Decrease in inventories	123	803	72

Net cash used in operating activities	432	(1,862)	(1,770)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries consolidated for the first time (a)	-	(4,035)	-
Purchase of property and equipment	(222)	(243)	(156)
Collection of long-term receivables	7	18	43
Investment in long-term deposits	-	(50)	(5)
Redemption of (investment in) restricted deposit	(1,042)	434	(537)
Proceeds from disposal of property and equipment	16	-	43
Long-term loan granted	-	(8)	(61)
Amounts carried to other assets and deferred charges	-	(310)	-
Funds severance pay	(244)	(27)	(191)

Net cash used in investing activities	(1,485)	(4,221)	(864)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants -net of issuance costs	-	2,265	1,765
Short-term credit from bank - net	797	(564)	1,006
Proceeds from exercise of options and warrants	187	304	27
Receipts on account of shares to be allotted	-	-	140
Retirement of long-term loan from shareholder	-	(80)	-
Proceeds from long-term loans from bank	1,454	(22)	-
Short-term credit received from Cornell Capital Partners L.P. - net	(1,719)	3,601	-

Net cash provided by financing activities	719	5,504	2,938

TRANSLATION DIFFERENCES ON CASH BALANCES OF
CONSOLIDATED SUBSIDIARY	(2)	12	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(336)	(567)	304
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	1,222	1,789	1,485

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	886	1,222	1,789

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year for:
Interest paid - net	295	71	20

Income taxes paid - net	4	7	16

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

		2004
		U.S. dollars in thousands

(a)	Acquisition of subsidiaries consolidated
	for the first time, see also note 2:
	Assets and liabilities of the subsidiaries at date of
	acquisition:
	Working capital (excluding cash and cash equivalents)	9
	Fixed assets	618
	Long-term receivables	982
	Other assets	4,661
	Long-term loans and other liabilities	(1,724)
	Goodwill arising on acquisition	2,296

		6,842
	Less:
	Issuance of share capital and warrants (see b3) hereafter)	(2,501)
	Legal commitment to acquire 19% of Yuravision Co.
	Ltd.'s shares (see also Note 3a)	(306)

		4,035

(b)	Supplementary information on financing activities not involving cash flow:

1)	In 2004, the Company repaid $ 273,000, which constitutes part of a loan received from Cornell Capital Partner L.P. Repayment was made by way of issuance of shares. The said amount is not reflected in the statement of cash flows for the year ended December 31, 2004.

2)	In 2004, the Company issued Cornell Capital Partners L.P. and Newbridge Securities Coporation 156,250 of its ordinary shares in an amount equivalent to $ 200,000 as part of the Standby Equity Distribution Agreement (see Note 11a4).The said amount is not reflected in the statement of cash flows for the year ended December 31, 2004.

3)	Part of the acquisition of the subsidiaries was executed through issuance of share capital and warrants in an amount equivalent to $ 2,501,000.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision and ultrasonic inspection and quality monitoring systems, and rending services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc”) incorporated in Delaware U.S.A. and Elbit Vision Systems B.V. (“EVS BV”) incorporated in the Netherlands are wholly-owned subsidiaries, engaged in the selling and marketing of the Company’s products worldwide.

In June 2004, the Company expanded its activities and entered into new fields of operations through the acquisition of 70% of Yuravision Co. Ltd.‘s (“Yuravision”) shares, a South Korean developer of visual inspection software and systems for the microelectronics industry and display industries. In September 2004, the Company also completed its acquisition of entire shareholding of ScanMaster Systems (IRT) Ltd. (“ScanMaster Ltd.”), an Israeli company and IRT ScanMaster System Inc. (“ScanMaster Inc.”), a new Hampshire corporation (collectively –“ScanMaster”). ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection (see Note 2).

The Group relies on a small number of customers for a significant portion of its revenues (see also Note 17d). As to Business and Geographical segments – see Note 17c.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

a.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: (i) impairment assessments of goodwill and long-lived assets; (ii) realization of deferred income tax assets; and (iii) provisions for obsolete and slow moving inventory. These estimates are discussed further throughout the accompanying notes.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S dollars

The currency of the primary economic environment in which operations of the Company and its subsidiaries are conducted, except for its Korean subsidiary (see c. below), is the U.S. dollar (the “dollar”).

Virtually all sales by the Company and its subsidiaries are made outside Israel in non-Israeli currencies, mainly the dollar. Most purchases of materials and components are made in dollars or in Israeli currency under contracts linked to the dollar. In addition, most marketing and service costs are incurred outside Israel, primarily in dollars, through the Company’s wholly-owned non-Israeli subsidiaries. Thus, the functional currency of the Company and its subsidiaries is the dollar.

The amounts (in terms of Korean Won) included in the financial statements of Yuravision, drawn up in Korean Won, are dealt with, for the purpose of consolidation, as follows:

The operating results and cash flows of Yuravision are translated into U.S. dollars at the exchange rates existing on the dates of the transactions (or at the average exchange rates for the period, where these approximate the actual exchange rates). Balance sheet items, including the balances of fair value adjustments made, and goodwill recognized, on the acquisition of Yuravision, are translated at the exchange rate at the end of the year.

Exchange differences arising from the translation of the net investment in Yuravision are carried as a separate item within shareholders’ equity (“differences from translation of foreign currency financial statements of a subsidiary”). Upon disposal of the investment in the Yuravision, these exchange differences will be carried to the income statement, as part of the gain or loss recognized on the disposal.

c.	Principles of consolidation

The consolidated financial statements include the financial statements of the company and its wolly-owned subsidiaries.

All material inter-company transaction and balances have been eliminated.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash Equivalents

Cash equivalent consist of short-term highly liquid investments, that are readily convertible into cash with original maturities when purchased of three month or less.

e.	Allowance for doubtful accounts

The allowance for doubtful accounts has been made on the specific identification basis.

f.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:

Raw materials and spare parts – on moving average basis.

Product in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

g.	Property and equipment

Property and equipment are stated at cost . Depreciation is calculated by the straight-line method over the estimated useful lives of assets , as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20
Building	2.5-5

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other assets and deferred charges:

1)	Goodwill

In accordance with FAS No. 142: “Goodwill and Other Intangible Assets”, goodwill is not amortized, but rather tested for impairment at least annually. The Company’s reporting units consist of reportable segments; goodwill is allocated to the ultrasonic inspection segment and the microelectronics and inspection display segment (see also Note 17).

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in the year 2005.

2)	Other intangible assets

These assets are amortized by the straight-line method over their estimated useful lives.

Annual rates of amortization are as follows:

%

Technology	10
Customer relations	8.33
Distribution network	10;16.6
Brand name	8.33

The backlog is amortized according to revenues, which are derived from specific orders.

3)	Deferred charges

Relating to Standby Equity Distribution Agreement and Promissory Note Agreement, which have been signed between the company and Cornell Capital Partners L.P. (hereafter – Cornell). The deferred charges include prepaid issuance costs in 2004, which are carried to shareholders’ equity as issuance costs.

i.	Impairment of long-lived assets

Long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition:

1)	Sale of products:

a.	General

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Group’s price to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed.

b.	Acceptance clause, customers’ support service and warranty

The Group distinguishes between revenue recognition in respect of revenue derived from automatic vision inspection products (sold by the Company) and ultrasonic inspection products (sold by ScanMaster).

The terms of the agreements between the Company and its customers are substantially different from the terms of the agreements between ScanMaster and its customers. Therefore, the revenue recognition accounting policy applied by each of the companies is different in this case. Set forth bellow are the main accounting policies applied by each of the companies:

The Company

In case that Company’s agreement with the customer includes an “acceptance”clause, revenue recognition will take place after the Company receives the “acceptance certificate” from the customer. In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype the system’s performance. In case that the systems performance meets the customer’s requirements, he purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ScanMaster

ScanMaster’s agreements with its customers usually include acceptance testing procedures clause (“ATP”). Each product of ScanMaster has standard performance specifications that are examined in the ATP; usually, the performance specifications are not customized for the specific needs of the customer. Also, unlike in the case of the company, ScanMaster does not grant its customers a trial period in the normal course of business.

The agreements with the clients do not include the right of the clients to a refund in case the ATP is not to their satisfaction. However, the collection of the final payment from the customer (usually 10% out of the total consideration) is dependent upon receiving the signed ATP.

ScanMaster distinguishes between sales of new products, in respect of which ScanMaster has no past installation experience and sales of products, in installation of which the company is well experienced. In respect of sales of new products ScanMaster recognizes revenues only after the company receives the ATP from the customer. In respect of sales of other products, in the installation of which the company is well experienced, the ATP is only a formal procedure, and therefore, the installation of products is a sufficient requirement to recognize revenues.

ScanMaster provides for warranty costs at the same time as the revenue is recognized. The annual provision is calculated at rates of 1%-3% of the sales, based on past experience.

c.	Right of return

The Group does not provide, in the normal course of business, a right of return to its customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

d.	Revenues from systems that require significant customization, integration and installation are recognized based on SOP 81-1 “Accounting for Performance of Construction — Type and Certain Production – Type Contracts”, using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting.

When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

3)	Deferred income

The deferred income balance as of December 31, 2005 and 2004 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

k.	Research and development

Research and development expenses net of third party grants, are expensed as incurred. The Company has no obligation to repay the grants if sales are not generated.

l.	Advertising expenses

Advertising expenses are expenses as in incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were $ 122,000, $ 132,000, and $ 45,000, respectively.

m.	Deferred income taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 “Accounting for Income Taxes” (“SFAS 109”).

n.	Earning (loss) per share (“EPS”)

Basic EPS is computed based on the weighted average number of shares outstanding during each year. 3,707,000 ordinary shares, which were issued and were placed in escrow (see Note 3b) were reflected in basic and diluted EPS shares. Total common stock equivalents, related to options and warrants, 1,921,496 were reflected in diluted EPS for the year ended December 31, 2005. Total common stock equivalents, related to options and warrants 8,716,907, 6,262,882 and 2,592,000 shares for the years 2005, 2004 and 2003, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Stock-based compensation

1)	The Company accounts for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 “Accounting for stock Issued to Employees” (“APB 25”) and in accordance with FASB Interpretation No. 44 (“FIN 44”). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the options.

2)	The following table illustrates the effect on income (loss) and income (loss) per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, to its stock-based employee compensation:

	Year ended December 31
	2005	2004	2003
	$ in thousands (except per share data)

Net income (loss), as reported	611	(5,905)	(982)
Add - stock-based employee compensation
expense determined under fair value method	(559)	(988)	(145)

Pro forma net income (loss)	52	(6,893)	(1,127)

Earning (loss) per share:
Basic and diluted - as reported	$0.023	$(0.32)	$(0.10)

Diluted - as reported	$0.021	$(0.32)	$(0.10)

Basic and diluted - pro forma	$0.0019	$(0.37)	$(0.11)

Diluted - pro forma	$0.0018	$(0.37)	$(0.11)

As to information about the stock option plans and assumptions used in calculating the pro forma information, see Note 11b.

p.	Comprehensive income

In addition to income (loss), other comprehensive income includes exchange differences arising from the translation of the net investment in subsidiary.

q.	Reclassification

Certain comparative figures have been reclassified to conform to the current year Presentation.

r.	Consentration of credit risk

As of December 31, 2005 and 2004, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, Far East, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

s.	Recently issued accounting pronouncements:

1)	FAS 123 (Revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after January 1, 2006. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company estimates that the cumulative effect of adopting FAS 123R, based on the awards outstanding as of December 31, 2005, will not have a material effect on the Company’s financial statements.

The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”). SAB No. 107 provides guidance on the initial implementation of FAS No. 123(R). In particular, the statement includes guidance related to share-based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also provides guidance on the classification of compensation expense associated with share-based payment awards and accounting for the income tax effects of share-based payment awards upon the adoption of FAS No. 123(R). The Company is currently assessing the guidance provided in SAB No. 107 in connection with the implementation of FAS No. 123(R).

2)	FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4” (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

3)	FAS 154 – Accounting Changes and Error Corrections

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”. FAS No. 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3. FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect this standard to have a material effect on the Company’s financial statements or results of operations.

NOTE 3	–	CONSOLIDATED SUBSIDIARIES

a.	Acquisition of Yuravision

On December 2, 2003, the Company signed a term sheet (the validity of which was extended on February 16, 2004) to acquire 100% of the shares of Yuravision (as to the nature of operation of Yuravision, see Note 1).

Pursuant to the term sheet, through May 31, 2004, the Company entered into a series of purchase agreements with some of Yuravision’s shareholders. Under those agreements, the Company purchased 51% of Yuravision’s shares for an aggregate amount of $ 1,014,000, in cash and has a legal commitment to purchase additional 19% of Yuravision shares.

The said shares, which represent a holding of app. 19% in Yuravision, shall be purchased in cash payment of $ 306,000 , or by way of swap transaction.

Under the swap transaction, the company is to purchase these shares in consideration for the issuance of 320,547 company shares (at a conversion rate of 0.955455).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

As of December 31, 2005, the company recorded in its books of accounts an investment representing the holding of app. 70% in Yuravision and recorded the said liability to purchase the shares as a short-term liability.

The manner in which the purchase will be made (cash or swap transaction) is to be determined by the sellers.

In addition to the cash payment, the Company issued to one of Yuravision’s shareholders warrants to purchase 50,000 of the Company’s shares, at an exercise price of $ 0.75; the warrants are exercisable for a period of two years from the date of issuance.

The weighted fair value of the warrants granted was $ 0.6. The said fair value was determined in accordance with the Black&Scholes model, based on the following assumptions: dividend yield – 0%; expected volatility – 146%; risk free interest – 2.1%; expected life – 1 year.

The total cost of acquisition amounted to $ 1,484,000 (including legal fees and other direct costs of $ 134,000, and the aggregate fair value of the warrants issued to Yuravision’s shareholder of $ 30,000).

The results of Yuravision’s operations have been included in the consolidated financial statements as from June 1, 2004.

Upon purchase of Yuravision, the Company has fully undertaken upon itself the capital deficiency Yuravision had as of date of purchase (the minority shareholders of Yuravision are not committed to bear any losses in excess of their investment). As long as Yuravision has a capital deficiency, the Company fully presents its share (100%) in the profits, or losses of Yuravision.

Under the purchase agreements: the Company is to acquire the remaining 30% of Yuravision’s shares. The acquisition of the remaining 30% will be carried out either by cash payment or by share swap transaction. Under the share swap transaction, the Company will offer 7.209 of its ordinary shares at a nominal value of NIS 1.0 per share in consideration for each of the shares of Yuravision at a par value of Korean Won 5000 per share, held at that time by the shareholders of Yuravision. Under the cash transaction, the Company will acquire Yuravision’s shares for a purchase price of U.S. $ 6.8885 per share. As part of the cash payment or swap transaction, the Company has undertaken to issue to Yuravision’s shareholders warrants to purchase 575,000 of the Company’s shares, at an exercise price of $ 0.75; the warrants will be exercisable for a period of two years from the date of issuance.

The purchase of the remaining 30% of Yuravision’s shares is dependent upon the seller’ approval for the completion of the transaction. Therefore, this purchase has not yet been reflected in the company’s books of accounts as of December 31, 2004.

As of December 31, 2005, the sellers did not exercise their option relating the selling of their holding in Yuravision.

The Company and the remaining shareholders of Yuravision are negotiating the terms for implementing the agreement to purchase the remaining 30% of Yuravision’s shares.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At June 1, 2004 ($ in thousands)

Current assets	160
Long-term receivables	44
Property, plant, and equipment	360
Intangible assets	508
Goodwill	1,332

Total assets acquired	2,404
Current liabilities	(609)
Long-term liabilities	(311)

Total liabilities assumed	(920)

Net assets acquired	1,484

Of the $ 508,000 of acquired intangible assets, $ 279,000 were assigned to current technology, which represents patent and other intellectual properties (3 years useful life); $148,000 were assigned to distribution networks (6 years useful life), and the remaining $ 81,000 were assigned to backlog Yuravision has; the $ 1,332,000 of goodwill, was assigned to the micro electronics and display inspection segment.

As to pro forma data – see c. below.

b.	Acquisition of ScanMaster

In September 2004, the Company acquired 100% of the shares of ScanMaster (as to the nature of operations of ScanMaster – see Note 1)).

The Company acquired ScanMaster for total consideration in the amount of $ 8,193,000 (including estimated direct transaction costs amounting to $ 151,000). The consideration for the acquisition of ScanMaster consisted of $ 3,000,000 in cash and 7,414,213 ordinary shares of the Company, which represented approximately 27.9% of the issued and outstanding share capital of the Company after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing prices per Company’s shares for the period of two days before through two days after the announcement of the agreement. For the purposes of the financial statements as of December 31, 2004, the acquisition cost was recorded at the amount of $ 5,680,000, after eliminating a consideration of $ 2,521,000 in shares, which are considered as contingent consideration, and are placed in escrow as follows:

An aggregate of 3,707,106 ordinary shares were placed in escrow as follows: (i) 1,718,749 ordinary shares – until March 15, 2007, as a guarantee for certain representations and undertakings of some of ScanMaster’s former shareholders (mainly for certain issues with respect to the Israeli Tax Authorities) and (ii) an aggregate of 1,988,357 ordinary shares – until June 1, 2005, to guarantee certain projected revenues of ScanMaster for the period from September 1, 2004 until March 31, 2005 (The said shares were released from escrow in May 2005).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

A cash amount of $300,000, which was placed in escrow to guarantee certain projected revenues of ScanMaster for the period from September 1, 2004 until December 31, 2004, was paid in March 2005.

The results of ScanMaster’s operations have been included in the consolidated financial statements as from September 8, 2004.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

At September 8, 2004 ($ in thousands)

Current assets	5,573
Long-term receivables	924
Property, plant, and equipment	272
Intangible assets	4,153
Goodwill	964

Total assets acquired	11,886

Current liabilities	(4,793)
Long-term liabilities	(1,413)

Total liabilities assumed	(6,206)

Net assets acquired	5,680

Of the $ 4,153,000 of acquired intangible assets, $ 1,802,000 were assigned to current technology, which represents patent and other intellectual properties (10 years useful life); $ 1,110,000 were assigned to customer relations (12 years useful life), $ 338,000 were assigned to distribution networks (10 years useful life), $ 489,000 were assigned to ScanMaster’s brand name (12 years useful life) and $ 414,000 were assigned to backlog; $ 964,000 representing the goodwill, was assigned to the non-destructive automated inspection segment.

As to proforma data, see c. below.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CONSOLIDATED SUBSIDIARIES (Cont.)

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2004 and 2003, nor is it necessarily indicative of future results.

	2004	2003
	$ in thousands (except per share data)
	(Unaudited)

Revenues	13,743	14,065

Loss	(8,620)	(2,977)

Loss per share - basic and diluted	(0.36)	(0.17)

d.	As to deferred income taxes in respect of the assets acquired and liabilities assumed at the date of the above acquisition, see Note 12e.

NOTE 4	–	INVENTORIES

	December 31
	2005	2004
	$ in thousands

Raw materials	1,566	1,530
Spare parts	1,057	1,168
Work in process	209	1,331
Finished products*	1,727	653

	4,559	4,682

* Mainly systems in trial by customers (see Note 2j)).

The balance are net of write-down of $ 971,000 and $1,473,000 December 31, 2005 and 2004.

NOTE 5	–	OTHER LONG-TERM RECEIVABLES

	December 31
	2005	2004
	$ in thousands

Deposits on leased vehicle (see also Note 10b2)(b)	46	38
Loan to employees(1)	-	7
Loan to other(2)	61	61
Prepaid expenses	73	81

	180	187

(1)	The loans are mainly denominated in NIS and linked to the Israeli CPI.

(2)	Representing a loan to a company, convertible into 8% of this company’s share capital. The loan is denominated in dollars, with no interest. The Company can convert the loan into share capital after December 31, 2003. On July 22, 2004, the Company requested, pursuant to the loan agreement, to convert the loan to 197,217 shares of the Company. To date, the conversion of the loan has not yet been executed. The Company assures that the said conversion will be completed by the end of 2006.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6	–	PROPERTY AND EQUIPMENT

a.	Comprised as follows:

	December 31
	2005	2004
	$ in thousands

Machinery and equipment	2,646	2,038
Leasehold improvements	341	495
Office furniture and equipment	472	540
Vehicles	225	193
Land and buildings	290	248

	3,974	3,514
Less - accumulated depreciation and amortization	3,056	2,457

	918	1,057

b.	Depreciation and amortization expenses totaled $ 338,000, $ 269,000, and $ 238,000, in the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 7	–	OTHER ASSETS AND DEFERRED CHARGES

a.	Intangible assets:

	Gross carrying amount December 31		Accumulated amortization December 31
	2005	2004	2005	2004
	U.S. dollars in thousands		U.S. dollars in thousands

Technology	2,062	2,062	377	110
Customer relations	1,110	1,110	147	36
Distribution network	486	486	85	26
Brand name	489	489	55	14
Backlog	495	495	495	425

	4,642	4,642	1,159	611

Amortization expenses totaled $ 548,000, and $ 611,000, in the years ended December 31, 2005, and 2004, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2005:

$ in thousands

Year ended December 31:
2006	477
2007	426
2008	390
2009	390
2010	376

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	OTHER ASSETS AND DEFERRED CHARGES (Cont.)

b.	Deferred charges*

	Gross carrying amount December 31		Accumulated amortization December 31
	2005	2004	2005	2004
	U.S. dollars in thousands		U.S. dollars in thousands

Share issuance costs(1)	204	204	204
Commitment fees - related to
credit provided by Cornell(2)	306	306	306	167

	510	510	510	167

*	Relating to Standby Equity Distribution Agreement and Promissory Note Agreement signed between the Company and Cornell – see also (notes 2h3 and 11a5).

(1)	Prepaid share issuance costs

These include direct issuance costs and part of the commitment fees paid to Cornell, allocated to future issuances (see note 11a5)). The said costs will be carried to company’s shareholders’ equity as issuance costs upon the issuance of shares to Cornell, under the Standby Equity Distribution Agreement.

(2)	Commitment fees

The said costs are amortized over the period of the Promissory Note, in proportion to the balance outstanding and are carried to financial expenses. The said costs are composed as follows: (i) an amount of $ 230,000, which have been deducted from the amount of the Promissory Note that was granted to the company, as of August 26, 2004. (ii) an allocation of 40% of the commitment fees paid to Cornell, under the above agreement.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	ACCRUED SEVERANCE PAY, NET

a.	The Company’s liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

The Company liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

b.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under these plans, contributions are based on specific percentages of pay.

c.	Severance pay and defined contribution plan expenses were $ 291,000, $ 255,000, and $ 160,000 in the years ended December 31, 2005, 2004, and 2003, respectively. The earnings on the amounts funded were $ 140,000, $ 80,000, and $ 54,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	LONG-TERM LIABILITIES – LOANS AND OTHER

a.	Composed as follows:

	December 31
	2005	2004
	$ in thousands

Loans from banks(1)	1,626	250
Other liabilities:
Loan from shareholder(2)	396	369
Income received in advance		18

	2,022	637
Less - current maturities:
From banks	-	69
From shareholder (see also Note 15c)	160	160

	160	229

	1,862	408

(1)	On August 2004 The Company and ScanMaster entered into an agreement with bank Mizrahi, pursuant to which both the Company and ScanMaster received a credit line for the aggregate amount of $2,000,000. The credit line is secured by a first ranking floating charge on all our assets and all the assets of ScanMaster.

Yuravision has loan that linked to the Korean Won and bear weighted average annual interest rates of 6.9%. The Korea Technology Credit Guarantee Fund has provided a guarantee amounting to $ 106,000 in respect of the said loans.

(2)	During 2003, the Company and Elbit Ltd. (a shareholder), reached an agreement, whereby the Company’s debt to Elbit of $ 400,000 and accrued interest thereon that was due in 2003, will have the following terms:

a.	The loan will bear annual interest of Libor+2% (formerly Libor+0.5%) payable quarterly.

b.	The loan is repayable in quarterly installments of $ 40,000 each, commencing in the third quarter of 2003, but only if the cash flows provided by Company’s operating activities in the quarter preceding the payment exceeds $ 50,000.

In 2004, $ 80,000 were repaid in respect of the said loan.

b.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2005	2004
	$ in thousands

2006	160	255
2007	1,626	89
2008	76	28
2009 and thereafter	-	36

	1,862	408

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties

1)	The Company is committed to pay royalties to the Government of Israel based on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 2001 –with the addition of an annual interest rate based on Libor.

Royalty expenses to the Government of Israel totaled $286,000 $ 583,000, $ 213,000 in the years ended December 31, 2005, 2004 and 2003 and are included in the statements of operations among cost of revenues.

During December 2005 the Company reached a settelment with the OCS (“office chief scientist”) according to which the OCS will withdraw its request to extend the royalties payment form 3.5% to 4.5% on part of the received grants. As a result of the settelment the Company reversed the OCS allowance by $ 822,000.

2)	The Company and ScanMaster Ltd. are committed to pay royalties to the Government of Israel in respect of marketing expenses in which the Government participated by way of grants. At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. No royalties were paid in the reported years to the Government of Israel.

The maximum royalty amount payable by the Company to the Government of Israel at December 31, 2005 is approximately $ 997,000 (see (1) and (2) above).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

(3)	Effective upon its initial public offering on July 3, 1997, the Company agreed to pay Elbit Ltd. (“Elbit”) royalties in an amount dependent upon the sales of the Company’s vision system products in the textile, automotive and food industries.

The royalties will in turn be paid in full by Elbit to the original developer of certain elements of the technology licensed by the Company from Elbit.

In 2002, the Company and Elbit amended the abovementioned agreement, effective as of July 1, 2001; pursuant to the agreement the royalties will be paid directly to the developer, twice a year, at a rate of 0.9375%-1.5% of sales of certain products in the immediately preceding six months.

The royalty expenses totaled $ 46,000 and $ 27,000 in the years ended December 31, 2005 and 2004 respectively, and are included in the statements of operations in cost of revenues.

(4)	ScanMaster Ltd. signed an agreement with a supplier, whereunder the supplier assisted Scanmaster Ltd. to complete a development of one of the Company’s products. The supplier is also entitled to receive royalties from the product’s sales. The royalty expenses in respect of royalties paid to the said supplier amounted to totaled $ 25,000 and $ 14,000 in the years ended December 31, 2005 and 2004, respectively ,were included in the statements of operations in cost of revenues.

b)	Lease commitments

1)	The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2006-2007.

Minimum lease commitments of the Company and the subsidiary under the above leases, at rates in effect on December 31, 2005, are as follows:

$ in thousands

Year ending December 31:
2006	502
2007	502
2008	502

1,506

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli CPI.

Rental expenses totaled $ 540,000, $ 240,000, and $ 150,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

(2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2006 – 2008 (with prior notice of cancellation clauses).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2005, are as follows:

$ in thousands

2006	270
2007	215
2008	74

559

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 47,000. Equal to three-month lease payments. The deposits are unlinked and presented among other receivables and long-term receivables.

Lease expenses in 2005, 2004 and 2003, amounted to $ 298,000, $ 194,000, and $ 154,000.

c.	Guarantees

To secure the Company’s commitment under its sales agreements, the Company provided guarantees in the amounts $3,498,000 to its customers. The guarantees are usually secured by cash advances received from the said customers.

NOTE 11	–	SHAREHOLDER’ EQUITY

a.	Authorized, issued and outstanding shares

1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board over the counter market under the symbol EVSNF.OB.

2)	In March 2001, Mr. Alon, the Company’s chairman, as from March 2001, purchased 1,500,000 of its ordinary shares at a price per share of $1.00. At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that the Company’s financial results for 2001 met certain minimum thresholds. In March 2002, the Company agreed to permit Altro Warenhandelsgesmbh (hereafter – Altro), an Austrian company controlled by Mr. Alon, to complete the second investment in nine equal monthly installments commencing March 2002. In May 2002, the Company deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not done by Altro.

Under a plan of arrangement (hereafter – the arrangement) between the Company, its shareholders and Altro, approved by the Company’s shareholders in October 2003 and the District Court of Haifa in November 2003, the Company agreed to cancel Altro’s prior commitment to invest in the Company and replace it with new investment terms, and at the same time grant warrant to purchase shares to the other shareholders. According to the plan of arrangement, Altro will purchase 2,000,000 of the Company’s ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments to be completed by November 2004.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

Through December 31, 2004, the Company received from Altro an amount of $564,000 (net of issuance costs amounting to $ 30,000) in respect of 1,500,000 shares issued to Altro.

In April 2005, the Company received $ 106,000 in respect of the completion of the transaction.

Also, pursuant to the arrangement, in 2004, the Company distributed, without consideration, warrants to purchase 4,183,950 of its ordinary shares to all of its shareholders on a pro rata basis (other than Altro, Mr. Alon and a group of investors which purchased the Company’s shares in private placements which occurred in December 2003 and January 2004 (see 3) and 4) below. Each warrant is exercisable for a period of four years following the grant date 14 May , 2004, at a price of $0.35 per share.

The fair value of the said warrants granted was $ 0.1 per warrant. The fair value was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield – 0%, expected volatility – 137%, risk free interest 1.91%, expected life – 2 years.

Through December 31, 2005, warrants to purchase 268,221 shares were exercised by one of the said shareholders.

3)	In December 2003 and in January 2004, the Company entered into shares and warrants purchase agreements with several private investors. Under these agreements, the Company issued to the said investors 3,569,299 shares of NIS 1 par value at a price of $0.68 per share and 1,067,325 warrants. Each warrant entitles its holder to purchase one ordinary share of NIS 1 par value at the exercise price, payable in cash, of $ 0.85; the warrants are exercisable for a period of 24 months from date of issuance, which was further extended to June 30, 2006.

Under this agreement, the Company received $ 2,276,360 (net of issuance costs of $ 150,640), in respect of the shares and warrants, issued as above (of which $ 1,765,000 – net of issuance costs of $ 150,640 – were received through December 31, 2003).

The said private investors participating in the issuance of shares and warrants as above, did not participate in the warrant distribution Arrangement mentioned in 2) above.

As part of the issuance, the Company issued 293,300 warrants to consultants and providers of financial services (245,300 warrants were issued in December 2003 and 48,000 warrants were issued in January 2004). The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising. 51,500 warrants have the same terms as the warrants issued to the investors as above, and 241,800 warrants are exercisable at a price of $ 0.68 per share, for a period of 24 months from date of issuance, which was further extended to June 30, 2006.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

The Company has divided the amount raised from issuance, as above, between shareholders’equity components: share capital, additional paid-in capital and warrants. The warrants granted to the said private investors were recorded in shareholders’ equity at their fair value. Also, the value of the warrants issued to consultants and providers of financial services was offset from the premium component. The weighted average fair value of warrants granted was $ 0.25. The said weighted average fair value of all warrants was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield – 0%, expected volatility – 137%, risk free interest rate 1.31%, expected life – 1 year.

In May 2004, warrants to purchase 156,000 shares at an exercise price of $0.68 were exercised by one of the said consultants.

4)	In January and February 2004, the Company issued to several private investors 1,530,612 shares at a price of $0.98 per share and 382,653 warrants for a total consideration of $ 1,330,000 (net of issuance costs amounting to $ 170,000).

Each warrant is exercisable to one ordinary share of NIS 1 par value, at an exercise price of $ 1.40 per share. The warrants are exercisable for a period of 24 months, commencing in the date of issuance, which was further extended to June 30, 2006.

As part of the issuance as above, the Company issued 100,816 warrants to consultants and providers of financial services. The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising.

The said warrants are exercisable at a price of $ 0.98 per share for a period of 24 months from the date of issuance, which was further extended to June 30, 2006..

The Company has divided the amount raised from issuance, as above, between shareholders’equity components: share capital, additional paid-in capital and warrants. The warrants granted to the said private investors were recorded in shareholders’ equity at their fair value. Also, the value of the warrants issued to consultants and providers of financial services was offset from the premium component. The weighted average fair value of warrants granted was $ 0.42. The said weighted average fair value of all warrants was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield – 0%, expected volatility – 137%, risk free interest rate 1.31%, expected life – 1 year.

In May 2004, warrants to purchase 85,714 shares at an exercise price of $ 0.98 were exercised by one of the said consultants.

5)	In March 2004, the Company entered into a Standby Equity Distribution Agreement with Cornell. Pursuant to this agreement, the Company will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of Company’s ordinary shares with a value of up to $ 300,000 per put notice and up to an aggregate value of $ 10,000,000 over two years. The price per share payable by Cornell will be determined based on the minimum price of Company’s shares during the five days period following Company’s put notice to Cornell to purchase Company’s shares. Under the said agreement, the Company agrees to pay Cornell commitment fees, which were defined as follows:

a)	For each notice, Cornell will deduct 5% from the price payable for Company’s ordinary shares, as a commitment fee.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

b)	Upon execution of the Agreement, the Company issued Cornell with 148,438 of its ordinary shares in an amount equal to $ 190,000. As to the accounting treatment applied to the said costs.

c)	Upon the first to occur of (i) receipt by the Company of an aggregate of more than $5,000,000 from Cornell pursuant to the Agreement; and (ii) the first put notice to be provided by the Company following the first anniversary of the execution of the Agreement, the Company will issue to Cornell a number of its ordinary shares with a value of $ 150,000, calculated in accordance with the minimum closing bid price of Company shares on the public market on which its shares shall be traded at such time, on the day on which the Company is required to issue the ordinary shares.

In a registration statement, which was declared effective on July 7, 2004, or the Initial Registration Statement, the Company registered 5,555,555 of its ordinary shares for future issuance to Cornell.

On August 26, 2004, the Company signed a short-term Promissory Note with Cornell whereby Cornell agreed to advance the sum of $4,000,000 to the Company as a loan for the acquisitions of ScanMaster and Yuravision (see Note 3). This amount is repayable by no later than May 9, 2005, or immediately following an event of default, as defined in the agreement. According to the terms of the note, interest shall commence accruing from the 121st day following the execution of the note at a rate equal to one percent (1%) per month. From the 211th day following the execution of the note, interest shall accrue at a rate equal to two percent (2%) per month. Under the terms of the Promissory Note, the Company has agreed to repay the note either in cash or through the net proceeds to be received by it under the Standby Equity Distribution Agreement.

In May 2005, the Company signed an amendment to the Promissory Note, under the new term the balance of loan will be paid in monthly installments through December 2006, at an interest rate of Prime+2%.

The Company has included in its accounts interest costs pertaining to the Promissory Note, based on a computation of the weighted interest in respect of the Promissory Note.

The Company paid Cornell a commitment fee of five per cent (5%) of the principal amount of the Promissory Note, and a further $ 30,000 to an affiliate of Cornell and other party. When used for the repayment of the note, proceeds received under the Standby Equity Distribution Agreement, will not be subject to the 5% commitment fee.

The Company records in its books of accounts the commitment fees over the period of the Promissory Note.

As securities for repayment of the advance and the Promissory Note, the Company has: (i) granted Cornell a second ranking floating charge on all of Company’s assets (to the extent permitted under Israeli law) and on the assets of ScanMaster; (ii) issued to a trustee, 5,555,555 of its ordinary shares which are registered (see above), and (iii) Issued to Trustee an additional 2,500,000 of Company’s restricted ordinary shares.

It has also been agreed to reserve an additional 14,444,445 of Company’s ordinary shares for issuance to Cornell pursuant to the Standby Equity Distribution Agreement, and have agreed to file the registration statement covering these shares.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

As part of the transaction with Cornell, the Company also retained the services of Newbridge Securities Corporation (hereafter – Newbridge), an unaffiliated broker-dealer, as a placement agent in connection with the Standby Equity Distribution Agreement. The Company issued Newbridge 7,812 ordinary shares as a placement fee.

The fair value of the said shares is app. $ 10,000. The said costs are included in company’s accounts as deferred share issuance costs.

Through December 31, 2005, the Company repaid $ 2,129,000 of the Note in cash and $ 433,000 by the issuance of 869,946 shares to Cornell, as stipulated in the said agreement.

6)	As to shares issued in consideration, and as contingent consideration, for the purchase of the shareholding in ScanMaster, see Note 3b.

b.	Share option plans:

1)	The plans:

(a)	In February 1996, the Company’s board of directors adopted the Company’s Employee Share Option Plan (1996) (hereafter – The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries. Each option can be exercised into one ordinary share of the Company.

The 1996 plans is valid for ten years and will expire February 2006, except for option awards outstanding on that date.

Under the 1996 Plan, options usually vest as follows: 50% – two years after the effective date of grant; 75% – after three years; and 100% – after four years.

(b)	In April 2000, the board of directors of the Company adopted the Employee Share Option Plan (2000) (hereafter – The 2000 Plan).

Under the 2000 plan, options to purchase an aggregate of 4,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2000 plan, options usually vest over a period of three or four years from the date of grant, in equal parts each year.

The 2000 Plan is valid for ten years and will expire on April 3, 2010, except for options outstanding on that date.

(c)	In November 2003, the Board of Directors of the Company adopted the Employee Share Option Plan (2003) (hereafter – The 2003 Plan).

Under the 2003 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year.

The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date.

The exercise price of options granted under the 1996, 2000 and 2003 plans is to be not less than 85% of the fair market value of the ordinary share on the date of grant. All of the outstanding options from the 1996, 2000 and 2003 plan are to expire no later than 10 years following the date of grant.

Through December 31, 2005, options to purchase 474,848 shares were exercised. The proceeds from the exercise amounted to $ 102 thousands.

The 2000 and 2003 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

These plans are designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

2)	Options granted to employees:

(a)	A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2005, 2004 and 2003, and changes during the years ended on those dates, is presented below:

	Y e a r e n d e d D e c e m b e r 3 1
	2 0 0 5		2 0 0 4		2 0 0 3
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	4,406,138	$0.88	3,157,086	$0.72	2,413,486	$0.76
Changes during the year:
Granted (1)	625,000	0.51	1,796,000	0.99	934,000	0.57
Exercised	(82,250)	0.21	(392,598)	0.22	(70,450)	0.39
Forfeited	(397,292)	0.69	(154,350)	0.56	(119,950)	0.57

Options outstanding at end of year	4,551,596	0.86	4,406,138	0.88	3,157,086	0.72

Options exercisable at year end	3,147,401	$0.97	2,335,380	$0.94	1,388,682	$0.96

Weighted average fair value of
options granted during the year (2)	$0.37		$0.7		$0.24

(1)	625,000 options granted in 2005 (weighted average exercise price of $0.51 and fair value of $ 0.37), 521,000 options granted in 2004 (weighted average exercise price of 0.83 and fair value of $ 0.38) and 500,000 options, granted in 2003 (weighted average exercise price of $ 0.77 and fair value of $ 0.22), were granted with exercise price that was above market value. All other grants were made at market value, or near market value exercise price.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2005	2004	2003

Dividend yield	0%	0%	0%

Expected volatility	70%	133%	137%

Risk-free interest rate	4.84%	3.1%	1.9%

Expected life - in years	4	3.3	3.3

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY (Cont.)

(b)	The following table summarizes certain information about options granted to employees which were outstanding and exercisable under the above plans as of December 31, 2005:

Options outstanding			Options exercisable
Exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Number exercisable at December 31, 2005	Weighted average remaining contractual life
$		Years		Years

3.00	99,447	0.68	99,447	0.68
1.68	110,000	3	110,000	3
1.169	523,639	4.42	523,639	4.42
0.36	281,750	5.07	272,750	5.07
0.48	304,850	6.21	248,100	6.21
0.15	68,880	6.58	55,866	6.58
1	166,027	6.58	166,027	6.58
0.2	260,500	7.63	84,953	7.61
0.85	136,500	7.9	136,500	7.9
0.68	155,170	7.9	153,197	7.9
0.83	20,000	7.96	10,000	7.96
1.25	757,500	8.25	656,250	8.25
0.75	595,000	8.46	430,005	8.42
0.8	403,333	8.79	156,667	8.75
1.2	44,000	8.95	44,000	8.95
0.7	25,000	9.98	-	-
0.5	600,000	9.98	-	-

	4,551,596	7.36	3,147,401	6.64

c.	Dividends

In the event the Company declares cash dividends, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

d.	Options issued to consultants

In May 2005, the Company issued to advisors 50,000 warrants, fully vested with an exercise price of $1 and 125,000 with vesting period of three years and an exercise price of $0.8.

In September 2005, the Company issue 571,428 warrants, fully vested to bank Mizrahi with an exercise price of $0.77 and immediate vesting in favor of loan agreement see Note 8.

All those warrants were granted above market value and the Company recorded expenses according to SFAS 123.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME

a.	Corporate taxation in Israel

1)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli Consumer Price Index (hereafter – CPI). The Company and ScanMaster Ltd. are taxed under this law.

As explained in Note 2, the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency, both on annual and cumulative bases, creates a difference between taxable income and income reflected in these financial statements.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

2)	Tax rates

a)	The income of the Company and ScanMaster Ltd. (other than income from “approved enterprises”, see b. below) are taxed at the regular rate. Through to December 31, 2005, the corporate tax was 34%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 25%, in the following manner: the rate for 2005 will be 34%, in 2006 – 31%, in 2007 – 29% , 2008 – 27% , 2009 – 26%, 2010 – 25% and thereafter.

Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. The aforesaid amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated, as prescribed by said amendment.

b)	Subsidiaries outside Israel

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA – tax rate of 39%.

Company incorporated in tne Netherlands – tax rate of 29%.

Company incorporated in Republic of Korea – tax rate of 29.7% on taxable income in excess of 100,000 Korean Won (tax rate of 16.5% apply below 100,000 Korean Won).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law)

Under the law, by virtue of the “approved enterprise” status granted to investments in certain assets the Company and ScanMaster Ltd. are entitled to various tax benefits.

1)	The main tax benefits available to the Company and ScanMaster Ltd. are:

(a)	Reduced tax rates:

(i)	The Company

Tax exemption during the period of benefits – 10 years – commencing in the first year in which the Company earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

The Company has four approved enterprises; the benefit period in respect of the first, second and third enterprises commenced in 1994, 1995, 1997 and 2004, respectively.

The periods of benefits for the first and second approved enterprise expired in 2003 and 2004, respectively.

The periods of benefits for the third approved enterprises will expire in 2006.

In the event of distribution of cash dividends from income, which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution.

(ii)	ScanMaster Ltd.

Tax exemption during the period of benefits – 7 years – commencing in the first year in which the Company earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

Tax exemption on income from approved enterprises in respect of which the companies have elected the “alternative benefits” (involving waiver of investment grants); the length of the exemption period is four years, after which the income from these enterprises is taxable at the rate of 25% for three years.

ScanMaster Ltd. has three approved enterprises; the benefit periods in respect of the first and second enterprises commenced in 1994 and 1997, respectively.

The period of tax benefits in respect of the first approved enterprise has expired.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

The period of tax benefits in respect of the second approved enterprise will expire in 2008. The third approved enterprise has not yet been activated.

In March 2004 ScanMaster Ltd. received a warning from the Investment Center that the instrument of approval of the second approved enterprise might be cancelled. ScanMaster Ltd. plans to appeal the Investment Center’s decision in the near future. ScanMaster Ltd. has not utilized its tax benefits in respect of this enterprise. In case that the said approved enterprise will be cancelled, the Company estimates that it will not be required to be subject to penalties.

(b)	Accelerated depreciation

The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

(c)	Conditions for entitlement of the benefits

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled, and ScanMaster Ltd. and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

In the event of distribution of cash dividends out of income, which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed. For this purpose, the amount distributed includes the amount of the tax that applies as a result of the distribution.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company and ScanMaster Ltd. are “industrial companies” as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, amortization of patents and certain other intangible property, and the right to claim public issuance expenses.

d.	Taxes on income:

1)	Income (loss) before taxes on income is composed as follows:

	2005	2004	2003
	$ in thousands

Israeli companies	1,588	(5,699)	(763)
Subsidiaries abroad	(973)	(200)	(216)

	615	(5,899)	(979)

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

2)	Reconciliation of Income Taxes

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d1 above), and the actual expense:

	Year ended December 31
	2005	2004	2003
	$ in thousands

Income (Loss) before taxes on income	615	(5,899)	(979)

Theoretical tax benefit on the above amount	209	(2,065)	(352)
Increase in taxes in respect of tax losses
incurred in the reported year for which
deferred taxes were not recorded (see f. below)	(209)	2,065	352
Other	4	6	3

Actual tax expense	4	6	3

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

e.	Deferred Taxes

1)	The Company has unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2005, 2004, and 2003.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses. The Company expects that during the period in which its tax losses are utilized, its income would be tax exempt, as described in b(a)1) above. Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

2)	ScanMaster and Yuravision also have unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax expenses have been included in these financial statements, as follows:

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (Cont.)

	December 31, 2005	December 31, 2004
	$ in thousands	$ in thousands

Provision for vacation pay	111	90
Accrued severance pay	116	143
Carryforward tax losses	1,396	1,515
Research and development costs	384	301
Other	-	31
Less - valuation allowance	(2,007)	(2,080)

	-	-

The deferred taxes are computed at the average tax rate of 27% – 39%.

f.	Carryforward tax losses

Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 21 million at December 31, 2005.

g.	Tax assessments

Final tax assessments have been received by the Company through the tax year 2000. ScanMaster Ltd. and Yuravision received final tax assessments through the tax year 2001 and 1999, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of long-term receivables also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

NOTE 14	–	LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

a.	The Group has registered fixed charge on bank deposits in favor of certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers (see Note 2r).

As of December 31, 2005, the bank deposits amount to $ 1,810 thousands, out of which $ 1,632 thousands are linked to the dollar and $ 178 thousands are linked to the Euro;The deposits are for a period of one Month.

b.	The Company has registered floating charges on all of its assets in favor of banks, lease companies and Cornell (see Notes 9, 10a2, 11a5 and 15c).

NOTE 15	–	SUPPLEMENTARY INFORMATION:

	December 31
	2005	2004
	$ in thousands

a. Accounts receivable

1) Trade - allowance for doubtful accounts:
Balance at beginning of year	1,423	1,217
Charged to general and administrative expenses	12	115
Write-off of uncollectible amounts	(618)	-
Add - allowance for doubtful accounts in
respect of the acquired subsidiaries (Note 3)	-	91

Balance at end of year	793	1,423

2) Other:
Employees	44	39
Prepaid expenses	548	412
Israeli Government departments and agencies	324	377
Advance to suppliers	199	115
Sundry	33	37

	1,148	980

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY INFORMATION (Cont.)

	December 31
	2005	2004
	$ in thousands

b. Accounts payable and accruals - other:

Employees and employee institutions	465	971
Israeli Government departments and agencies	1,025	2,232
Provision for vacation and recreation pay	537	539
Provision for product warranty	243	102
Liability for commissions to agents	794	448
Customer advances	908	1,481
Commitment to acquire 19% of Yuravision's shares
(see Note 3a))	306	306
Accrued expenses and sundry	836	558

	5,114	6,637

c. Credit from banks

Composed as follows:

	% interest rate as of December 31, 2005	December 31
		2005	2004
		$ in thousands

Unlinked credit from bank	8	127	233
Short-term loans from banks:
Linked to the dollar	6.9	1,424	607
Linked to the Euro	4.9	640	485
Current maturities of long-term
loan from banks		-	69

		2,191	1,394

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 1,750,000; to secure the credit facilities, the Company registered a floating fixed charge on certain bank deposits in favor of the said banks (see Note 14a).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY INFORMATION (Cont.)

	December 31
	2005	2004
	$ in thousands

d. Deferred income
Revenues to be recognized in future periods	2,514	1,151
Applicable product costs	-	(422)
Warranty and other costs	-	(20)
Deferred customer support services	-	80

	2,514	789

e. Cost of revenues

	Year ended December 31
	2005	2004	2003
	$ in thousands

Industrial operations:
Materials consumed	7,315	2,270	1,002
Payroll and related expenses	2,793	1,930	1,452
Subcontracted work	135	170	132
Depreciation and amortization	600	1,242	65
Other production expenses	1,822	1,166	582
Royalties (see Note 10a)	(490)	624	245
Decrease (increase) in inventories:
Finished products	(1,074)	640	(39)
Products in process	1,122	500	309

	12,223	8,542	3,748

f. Research and development expenses:
Total expenses	2,347	2,616	1,827
Less - grants and participations, see Note 10a1).	(154)	(160)	(396)

	2,193	2,456	1,431

g. Financial income (expenses)

	Year ended December 31
	2005	2004	2003
	$ in thousands

Income:
Interest In respect of bank
deposits and securities	46	10	6
Exchange differences	65	85	19
Other	-	-	74

	111	95	99

Expenses:
Interest
In respect of liability to related party	22	2	9
In respect of credit from banks	170	75	30
In respect of credit from Cornell	79	222	-
Exchange differences	124	-	-
Other	187	93	-

	582	392	39

	(471)	(297)	60

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16	–	RELATED PARTIES

	2005	2004	2003
	$ in thousands

Financing expenses on long-term loan
granted by shareholder - see Note 11a.	22	2	9

NOTE 17	–	BUSINESS AND GEOGRAPHICAL SEGMENTS

a.	General information:

1)	Factors management used to identify the enterprise’s reportable segments

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

2)	Description of the types of products and services from which each reportable segment derives its revenues

Due to the acquisitions in 2004, the internal organizational structure changed; consequently, the company has three reportable segments:

(a)	Automatic Vision Inspection segment – design, develop, manufacture and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

(b)	Non-destructive Automated Inspection segment – develop, manufacture and market equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection.

(c)	Microelectronics and Display Inspection segment – develop visual inspection software and systems for the microelectronics industry and display industries.

Prior to June 2004, the Company operated only in one segment – the Automatic Vision Inspection segment.

b.	Information about reported segment income or loss and assets:

Measurement of segment income or loss and segment assets

The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes, not including non-recurring gains and losses and foreign exchange gains and losses.

The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is – at current market prices.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	BUSINESS AND GEOGRAPHICAL SEGMENTS (Cont.)

	Automatic Vision Inspection	Non- Destructive Automated Inspection	Microelectronics and Display Inspection	Total
	$ in thousands

Year ended December 31, 2005:
Revenues from unaffiliated customers	7,505	12,074	1,212	20,791
Total Consolidated revenues				20,791

Segment Operating income (loss)	1,264	371	(41)	1,594
Unallocated corporate expenses				(549)

Operating income				1,045

Segment assets	5,835	13,631	2,551	22,017
Other unallocated amounts				47

Consolidated assets at the year end				22,064

Expenditures for segment assets	166	87	85	338

Total depreciation and amortization	167	520	199	886

c.	Geographic information

1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	2005	2004	2003
	$ in thousands

U.S.A	6,163	2,888	2,531
Europe	4,389	4,877	2,893
Other (mainly Japan and China)	10,239	3,195	904

	20,791	10,960	6,328

2)	The Company’s long-lived assets by gegraphic areas are as follows:

	2005	2004
	$ in thousands

Israel	6,119	5,528
U.S.A	28	47
Republic of Korea	2,101	2,363

	8,248	7,938

d.	Major customers

The following customers accounted or 10% for more of the Company’s sales:

	2005	2004

Customer A	12%
Customer B		18%

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	SUBSEQUENT EVENTS

1.	In January 2006, the Company acquired business, assets and shares of Panoptes Ltd. ; Panoptes Ltd. is principally engaged in the design, development, manufacturing and marketing automatic vision and quality monitoring systems for surface inspection, especially textiles, glass fabric and technical woven materials.

The Company will issue 800,000 shares and pay cash royalties equaling 3.5% of sales of EVS optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder. The transaction is subject to the completion of certain customary closing conditions.

2.	In February 2006, the Company received convertible loan from Mivtach Shamir Holdings Ltd. Mivtach Shamir will provide the Company with a two year $3 million loan (half of which will be held in escrow until the occurrence of certain events), which may, at the option of Mivtach Shamir, be converted into 6,000,000 ordinary shares of EVS, at a price per share of $0.50. The Company will repay the loan in 30 equal monthly installments in the event that Mivtach Shamir decides not to convert the loan. The Company also granted to Mivtach Shamir a two-year warrant to purchase 4,000,000 of the Company’s ordinary shares at an exercise price of $0.50 per share, exercisable only if Mivtach Shamir converts the loanUnder the terms of the amendment, the remainder of the loan.

3.	On February 17, 2006, the Company repaid all outstanding amounts owed to Cornell, and have thus fulfilled all of it obligations toward them under the Promissory Note. Following repayment of the Promissory Note, all ordinary shares and advance notices held in trust to guarantee the loan were returned to the Company, and the floating charge on its assets was removed.